Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of PolyOne Corporation for the registration of common shares, preferred shares, depositary shares, warrants, subscription rights, debt securities and units and to the incorporation by reference therein of our report dated February 20, 2009, with respect to the financial statements of SunBelt Chlor Alkali Partnership, included in the Annual Report (Form 10-K) of PolyOne Corporation for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/S/ ERNST & YOUNG LLP
Cleveland, Ohio
November 4, 2009